NO ACT

PE
12/22/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025378

January 31, 2012

Linda S. Peterson
Occidental Petroleum Corporation
linda_peterson@oxy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2011

Dear Ms. Peterson:

This is in response to your letter dated December 22, 2011 concerning the shareholder proposal submitted to Occidental by Green Century Capital Management, Catholic Healthcare West, and Convent Academy of the Incarnate Word. We also have received a letter from the proponents dated January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kristina Curtis
Green Century Capital Management, Inc.
kcurtis@greencentury.com

January 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2011

The proposal requests that Occidental provide a report on political contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Occidental's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GREEN CENTURY FUNDS

January 26, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of Green Century Capital Management and co-sponsors; request by Occidental Petroleum Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Green Century Capital Management (the primary sponsor), along with Catholic Healthcare West and Convent Academy of the Incarnate Word (together, the "Proponents") submitted to Occidental Petroleum Corporation (Occidental) a shareholder proposal (the "Political Disclosure Proposal"), asking Occidental to provide a semiannual report disclosing the Company's policies and procedures governing political expenditures and disclosure of its direct and indirect contributions and expenditures in this area.

In a letter dated December 22, 2011 (the "No-Action Request"), Occidental stated that it intends to omit the Political Disclosure Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. Occidental claims that it can exclude the Political Disclosure Proposal pursuant to Rule 14a-8(i)(11), as substantially duplicative of an earlier-submitted proposal on lobbying disclosure (the "Lobbying Disclosure Proposal") filed by the Needmor Fund and co-sponsored by the Benedictine Sisters of Mount St. Scholastica that will appear in Occidental's proxy statement.

The No-Action Request argues that the "similar language in both proposals would be confusing to stockholders trying to differentiate between the two." Therefore, the crux of the Occidental Petroleum argument is that the two issues of lobbying and political spending are substantially the same. We believe that in fact the two issues of lobbying and political spending are very different and understood by companies and investors alike to be in two very different categories.

We believe Occidental has not made a convincing case and we believe the Staff of the Division of Corporate Finance should not agree with the request to omit the resolution.

The Proponents acknowledge that the Staff issued determinations in 2011 allowing exclusion of proposals on lobbying disclosure much like the Lobbying Disclosure Proposal on the ground that they substantially duplicated earlier-received political spending disclosure proposals with language similar to the Political Disclosure Proposal. The following factors favor a different outcome here:

- The language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal has been carefully tailored to avoid any possible overlap in the proposals' coverage;
- Additional evidence has emerged showing that key players in the discussions around corporate political spending, including the U.S. Chamber of Commerce, regard corporate lobbying and campaign-related political spending as distinct activities; and
- Shareholders and their advisors, including the leading proxy advisory firm, are distinguishing between lobbying and campaign-related political spending as two different proxy voting decisions and do not appear to be confused regarding the scope of each issue.

The Proponents believe that the clear, specific and non-overlapping language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal, considered in the context of the views of important constituencies (especially shareholders), supports a conclusion that the Political Disclosure Proposal does not substantially duplicate the Lobbying Disclosure Proposal. Accordingly, the Proponents respectfully urge the Staff to decline to grant the relief requested by Occidental.

The Proposals

The earlier-received Lobbying Disclosure Proposal which is titled "Request for Disclosure of Lobbying Policies and Practices" asks Occidental to report semiannually on the Company's:

"1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for
   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation."

The Political Disclosure Proposal, which does not have a title, requests the following:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

Each of The Lobbying Disclosure Proposal and the Political Disclosure Proposal Focuses Narrowly on a Specific Activity and the Requests Do Not Overlap

Occidental attempts to argue that similar language around trade associations and other tax exempt organizations in the proposals would "be confusing to shareholders trying to differentiate the two." But examination of the language shows that each proposal focuses narrowly on a separate corporate activity, avoiding any overlap in coverage and reducing the potential for confusion.

The Political Disclosure Proposal focuses specifically on payments related to political campaigns. It seeks disclosure of contributions and expenditures "used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office . . . ." (emphasis added) Occidental Petroleum cites the Staff's determination last year (Occidental Petroleum, publicly available February 25, 2011), in which the Staff granted no-action relief, as a precedent. However, the Occidental Petroleum political spending resolution last year was quite different because it was not as narrowly drafted and specifically referenced the Proposition 23 ballot initiative in California. It asked that a report on "political spending" include certain items related to "supporting or opposing candidates" and "ballot items," which Occidental argued left open the possibility that lobbying-related items could be encompassed. It was not the political spending resolution filed by Green Century this year. Unlike the proposal in the February 25, 2011 determination, this year's Political Disclosure Proposal specifies the precise items to be included in the requested report and does not offer a non-exclusive list, nor does it directly reference trade associations in the resolves clause. The Lobbying Disclosure Proposal is similarly precise.

Lobbying is commonly understood as an effort to influence the content of, or decisions regarding, legislation or regulation. Merriam Webster Dictionary says "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation"; "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby) Legislation and regulations are considered and adopted by sitting legislators and regulators and signed or vetoed by sitting executives (the "public officials" referred to by Merriam Webster). By definition, then, lobbying does not involve participation or intervention in a political campaign.

The definitions of lobbying used in applicable laws and regulations reinforce this distinction. A National Conference of State Legislators summary setting forth definitions of lobbying under the laws of all 50 states illustrates that the common thread is influencing or trying to influence legislation or regulation; a few states define lobbying to include attempts to influence procurement decisions as well. Efforts to influence the outcome of a political campaign are not within the scope of any state's lobbying definition. (See http://www.ncsl.org/?tabid=15344) Similarly, the lengthy definitions of "lobbying activities" and "lobbying contacts" contained in the federal Lobbying Disclosure Act, codified at 2 U.S.C. sections 1602(7) and (8), refer to communications regarding legislation, rules, regulations, executive orders, federal programs and nominations that must be confirmed by the Senate. Political campaign-related activity appears nowhere in that definition.

Occidental points to language in the Political Disclosure Proposal's supporting statement regarding "payments to trade associations and other tax exempt organizations used for political purposes," arguing that such language would be confusing to stockholders trying to differentiate between the two proposals. (See No-Action Request at1) That language, however, does not appear in the Political Disclosure Proposal's resolved clause, which, as discussed above, specifically asks for disclosure of expenditures related to campaigns. Instead, it is part of the supporting statement; accordingly, it must be interpreted in light of the resolved clause. No reasonable shareholder reading that language would believe that, resolved clause notwithstanding, a lone reference to "political purposes" in the supporting statement expands the scope of the Political Disclosure Proposal to include lobbying expenditures.

The Larger Context in Which the Lobbying Disclosure Proposal and the Political Disclosure Proposal Are Submitted and Will Be Considered Supports the Conclusion That The Proposals Do Not Share the Same Principal Thrust or Focus

The Proponents believe that the language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal clearly shows that they do not share a principal thrust or focus. To the extent the language of the proposals is not viewed as dispositive, however, the Proponents urge that the context in which the proposals have been submitted and will be considered bolsters the conclusion that lobbying and campaign-related political spending are discrete subjects.

The distinction drawn by the proposals between lobbying and campaign-related political expenditures tracks the differing treatments of these activities under federal, state and local law. Campaign finance laws—federal, state and local--govern campaign-related political expenditures. Campaign finance law prohibits certain kinds of expenditures by corporations, though the 2010 Supreme Court decision in Citizens United v. FEC struck down federal prohibitions on independent expenditures by corporations. (See The Conference Board, Handbook on Corporate Political Activity 7-10 (2010) (available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084))

Lobbying is regulated at the state level by numerous state statutes and regulations (see the NCSL table cited above) and at the federal level by the Lobbying Disclosure Act of 1995 ("LDA"). The LDA requires registration of lobbyists, who must file semiannual reports. (See lobbyingdisclosure.house.gov/ldaguidance.pdf) Although the LDA requires disclosure of certain contributions (including political contributions) by lobbyists (see id. at 19-20), coverage of the statute is triggered by engaging in lobbying activities, not making contributions.

Over the past year, following the introduction of shareholder proposals dealing with lobbying disclosure, shareholders and their advisors have begun formally recognize the distinction between lobbying and campaign-related political spending when formulating corporate governance policies and voting proxies. Contrary to Occidental's assertion, there is no evidence that shareholders would be confused about the difference between these two kinds of corporate activities.

Shareholders' policies and proxy voting guidelines show that they view lobbying and campaign-related political spending as separate. The International Corporate Governance Network ("ICGN"), a global organization whose members have $18 trillion in assets under management (see http://www.icgn.org), recently published a Statement and Guidance on Political Lobbying and Donations. (ICGN Statement and Guidance on Political Lobbying and Donations (June 2011) (available at http://www.icgn.org/files/icgn_main/pdfs/agm_reports/2011/item_9.1_political_lobbying_&_donations.pdf)) The ICGN Statement included separate definitions of "Corporate political lobbying" and "Corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying

Disclosure Proposal and the Political Disclosure Proposal. (See id. at 5-6) The Statement describes the two types of activities as implicating different corporate governance concerns. (Id. at 9)

In addition, the proxy voting guidelines of a number of institutional investors reflect the existence of lobbying disclosure as a separate corporate governance issue. For example:

- Goldman Sachs Asset Management, Policy on Proxy Voting for Investment Advisory Clients (Mar. 2011), at 11 (http://www2.goldmansachs.com/gsam/pdfs/voting_proxy_policy.pdf): Separate sections and vote recommendations on "Lobbying Expenditures/Initiatives" ("proposals requesting information on a company's lobbying initiatives") and "Political Contributions and Trade Association Spending (varying proposal formulations addressing political non-partisanship and political contributions disclosure).
- Trillium Asset Management, Proxy Voting Guidelines, at 19 (2011) (http://trilliuminvest.com/our-approach-to-sri/proxy-voting/): Separate sections and vote recommendations on "Lobbying Efforts"(proposals asking for reports on lobbying efforts) and "Non-Partisanship/Political Contributions" (various proposal formulations addressing political non-partisanship, political contributions disclosure and prohibition on political contributions).

Institutional Shareholder Services ("ISS") is the leading U.S. proxy advisory firm. ISS provides its 1,700 clients with proxy research and recommendations regarding how to vote on a wide variety of ballot items appearing on the proxy statements of U.S. and international companies. (See http://www.issgovernance.com/about) ISS maintains Corporate Governance Policies that it uses to generate those recommendations; the policies are updated once a year to reflect the emergence of new issues and changes in approach to existing issues. (See http://www.issgovernance.com/policy)

In late 2011, ISS adopted changes to its U.S. Corporate Governance Policies addressing shareholder proposals on lobbying and political contributions disclosure. (See U.S. Corporate Governance Policy: 2012 Updates (Nov. 17, 2011) (available at http://www.issgovernance.com/files/ISS_2012US_Updates20111117.pdf)) ISS's policies clearly distinguish between proposals seeking lobbying disclosure and those asking for disclosure of campaign-related political spending.

- Each type of proposal is denominated as a separate "Corporate Governance Issue." Campaign-related political spending disclosure proposals are covered under "Political Spending," while proposals addressing lobbying disclosure are discussed under "Lobbying Activities."
- ISS's vote recommendations on the two types of proposals differ: ISS will generally recommend a vote "for" political spending proposals, but it follows a "case-by-case" approach to proposals on lobbying disclosure.

- The factors ISS will consider in making a vote recommendation on each type of proposal vary and are tailored to the activity—lobbying or campaign-related political spending—addressed in the proposal.

(See 2012 ISS Updates, at 16-17)

Likewise, the 2011 Proxy Season Preview published by proxy advisor Proxy Impact, together with As You Sow and Sustainable Investments Institute, included a separate section on "Lobbying" proposals, focusing on proposals at six companies and discussing IBM's unsuccessful request for no-action relief (International Business Machines, January 24, 2011). Other sections of the review addressed "standard" campaign-related political spending disclosure proposals and proposals focused on trade associations. (Heidi Welsh and Michael Passoff, "Proxy Preview: 2011," at 42-43 (available at www.asyousow.org/publications/ProxyPreview_2011.pdf))

Beyond shareholders and their advisors, other participants in the debate over corporate political spending recognize important differences between lobbying and campaign-related spending. Especially following the Citizens United decision, academics and public policy organizations have focused significant attention on corporate political spending.

Prominent participants in these discussions have drawn a distinction between lobbying and campaign-related political contributions. At an April 2011 conference on post-Citizens United corporate political spending, the difference was emphasized by two panel members, Former Delaware Chancellor William Allen and Harvard Professor John Coates IV who, in their remarks stressed the difference between lobbying and political spending. (see "Accountability After Citizens United—Panel One Transcript" ("Can Shareholders Save Democracy?"), Apr. 29, 2011 (available at brennancenter.org/content/pages/accountability_after_citizens_united_transcript_section_iii)):

Furthermore, trade associations, which serve as important intermediaries for both campaign-related corporate political spending and corporate lobbying, treat the activities differently. We understand that the U.S. Chamber of Commerce, the largest business trade association in the country, follows different procedures for these two activities. Lobbying is paid for using members' dues money, and members are informed that a certain proportion of dues are used for this purpose. Campaign-related political spending, by contrast, is not funded through dues but instead is funded through special initiatives.

The U.S. Chamber of Commerce's comment on ISS's recent proxy voting policy change confirms that the Chamber sees lobbying and campaign-related spending as distinct activities. The Chamber attacked an academic study cited by California Treasurer Bill Lockyer in urging CalPERS' and CalSTRS' support of political disclosure proposals because the study aggregated campaign-related and lobbying expenditures. The Chamber stated, "Given the many very significant differences between political expenditures and lobbying, there is no basis for combining the two." (Comment Letter dated Nov. 7, 2011 by Andrew J Pincus, on behalf of the U.S. Chamber of Commerce (available at http://www.issgovernance.com/files/Comment-35_0.pdf))

Finally, companies themselves do not treat lobbying and campaign-related political spending as a unitary concept to be administered under the same policies, procedures and oversight. Some companies that have policies restricting or prohibiting all or some kinds of campaign-related political spending engage in substantial lobbying. For example, Colgate-Palmolive and IBM have policies prohibiting spending on candidates or committees, independent expenditures, political expenditures through trade associations and spending on ballot measures. (The CPA-Zicklin Index of Corporate Political Accountability and Disclosure at 17-18 (2011) (available at http://politicalaccountability.net/index.php?ht=d/sp/i/5848/pid/5848)) But both companies spend freely on lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000720; http://www.opensecrets.org/lobby/clientsum.php?id=D000032736&year=2011)

Similarly, U.S. Bancorp's policy has separate sections on "Corporate Political Contributions" and "Legislative Lobbying." The policy describes limitations on contributions—the company does not make contributions to candidates, political parties, committees or 527 organizations—but not on lobbying activities. (See http://phx.corporate-ir.net/phoenix.zhtml?c=117565&p=irol-PoliticalContribution) Federal filings indicate that U.S. Bancorp engages in lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000487&year=2011)

A recent report commissioned by the IRRC Institute confirms the disparate treatment of lobbying and political contributions by companies. In that report, authors Heidi Welsh and Robin Young found that "[t]wo-thirds of companies in the S&P 500 do not mention lobbying when they talk about political spending, confining their statements to campaign spending issues." (Heidi Welsh and Robin Young, Corporate Governance of Political Expenditures: 2011 Benchmark 6 (2011) (available at http://si2news.files.wordpress.com/2011/11/corporate-governance-and-politics-policy-and-spending-in-the-sp500.pdf)) The report found that companies claiming they do not spend treasury funds on politics do not refrain from spending on lobbying. (See id. at 7 ("But the nature and specificity of these prohibitions varies widely and when companies say they do not spend, it does not necessarily mean shareholder money does not make its way into political campaigns, It certainly does not indicate that companies do not lobby."))

That The Conference Board's 2010 Handbook on Corporate Political Activity is silent on lobbying is additional evidence that companies treat lobbying differently from campaign-related political spending. (See Conference Board Handbook, supra) The Handbook describes director responsibilities, provides guidance on the establishment of an effective program to manage and oversee spending and includes several case studies, all focused exclusively on campaign-related spending.

* * * *

In sum, Occidental has not met its burden of establishing that the Political Disclosure Proposal substantially duplicates the Lobbying Disclosure Proposal. The language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity, and Occidental has not explained (except by reference to a few words appearing only in the supporting statement) how the proposals overlap or why shareholders would be confused. Moreover, shareholders and others involved in the active debate over corporate lobbying and campaign-related political spending recognize the difference between these activities. Accordingly, the Proponents respectfully ask that the Staff decline to grant Occidental's request for no-action relief.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

cc: Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corp.

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2011

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Green Century Capital Management (and cosponsored by Catholic Healthcare West and Convent Academy of the Incarnate Word), attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that Occidental provide a report regarding Occidental's direct and indirect contributions and expenditures for political purposes.

Occidental believes the Proposal may be properly omitted from its proxy materials under Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's proxy materials for the Annual Meeting.

Rule 14a-8(i)(11)

Under Rule 14a-8(i)(11), a company may omit a proposal from its proxy statement when the proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting. See *Exxon Mobil Corporation* (January 22, 2010) and Occidental Petroleum Corporation (February 25, 2011).

The Proposal was dated October 27, 2011. It requests that Occidental provide a report, updated semiannually, including information about Occidental's policies and procedures for direct and indirect political contributions and expenditures, as well as disclosing contributions and expenditures made.

Prior to receiving the Proposal, Occidental received a similar proposal dated October 25, 2011, from the Needmor Fund (cosponsored by the Benedictine Sisters of Mount St. Scholastica), attached hereto as Exhibit B (the "Needmor Proposal"). The Needmor Proposal requests that Occidental's board authorize the preparation of a report, updated annually, disclosing: policies and procedures governing lobbying; a listing of direct and indirect payments used for lobbying; membership and payments to any tax-exempt organization that writes and endorses model legislation; and a description of the decision making process and oversight for contributions and expenditures.

The similar language in both proposals would be confusing to stockholders trying to differentiate between the two. The supporting statement of the Proposal refers to "payments to trade associations and other tax exempt organizations used for political purposes." The Needmor Proposal specifically requests disclosure of payments to trade associations, as well as tax-exempt organizations. In addition, both the Proposal and the Needmor Proposal refer to addressing Occidental's policies, procedures, and oversight; direct and indirect contributions; influencing public policy; and using corporate funds for political purposes.

Although the two proposals are not identical, they are so similar that presenting both of them at the Annual Meeting would lead to confusion among stockholders who may not be able to easily understand the minor differences between them. As the Needmor Proposal was received first, the Company believes that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(11) because, as discussed above, the Proposal is substantially similar to the Needmor Proposal.

<u>Conclusion</u>

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Green Century Capital Management, Catholic Healthcare West, and Convent Academy of the Incarnate Word with a letter from the Company notifying them of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit C.

Occidental plans to begin mailing its proxy materials on or about March 19, 2012. Accordingly, we would appreciate receiving your response no later than March 9, 2012, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Enclosures

cc: Kristina Curtis, Green Century Capital Management
Susan Vickers, RSM, Catholic Healthcare West
Beatrice A. Reyes, Convent Academy of the Incarnate Word

Exhibit A

GREEN CENTURY FUNDS

October 27, 2011

Mr. Donald P. de Brier
Corporate Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. de Brier,

Green Century Capital Management is filing the enclosed shareholder resolution, for inclusion in Occidental Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Extensive news coverage has raised our interest about the level of and conduits for political spending, direct and indirect, by our companies. Many are involved directly through political contributions they make with corporate funds (popularly known as soft money) and indirectly through payments they make to trade associations and other tax exempt organizations that are used for political purposes. Current law does not require companies to disclose their direct or indirect political expenditures. Moreover, as a result of the *Citizens United* Supreme Court decision, companies may spend unlimited sums from their corporate treasuries to fund independent expenditures.

We also have been greatly troubled by press accounts of political activities and the threat negative media attention can pose to shareholder value. We are particularly concerned about how these kinds of activities may impact polices that address climate change, since we are an environmentally-focused mutual fund company and investment advisory firm.

Studies released and a survey commissioned by the Center for Political Accountability, a non-partisan public interest group, highlight the legal and reputational risks that company-funded political activity creates for shareholder value. The risks include:

- Illegal soft money contributions that could lead to costly legal action;
- Direct and indirect company political spending used for unintended purposes that can cause public relations repercussions; and
- Company political contributions or payments made to trade associations and other tax-exempt organizations being used to advocate for positions that conflict with the

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

companies' publicly stated policies and guidelines, potentially damaging a company's reputation.

These risks are also highlighted in The Conference Board's Handbook on Corporate Political Activity, co-written by the Center, and released on Nov. 1, 2010.

In response to these risks, a growing number of institutional investors have been urging companies to adopt political disclosure and accountability. In 2011, average support for the proposal rose above 33 percent.

We write to urge Occidental Petroleum to take this step. Doing so would be demonstrative of good corporate governance, is relatively straightforward to put into practice, and would show management's commitment to protecting the company's reputation and shareholder value. To date, 87 companies, including half of the S&P100 have agreed to adopt political disclosure and accountability of corporate political spending.

Specifically, we are writing to urge you to:

- Disclose the company's policies or guidelines that regulate its political spending, including board level oversight; and
- Disclose an itemized list of the company's corporate political spending, direct and indirect, which includes contributions at the state and local level and to 527 groups (popularly known as soft money), independent expenditures, and company payments to trade associations and other tax exempt organizations that are used for political purposes.

The Center for Political Accountability developed a model code of conduct for corporate political spending by researching policies at leading companies. The code may be a helpful reference and is available at www.politicalaccountability.net. The handbook also provides a framework for dealing with an altered regulatory landscape as a result of *Citizens United* and can be accessed at the Center's website or through The Conference Board's website, at http://www.conference-board.org/press/pressdetail.cfm?pressid=4049.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of Occidental Petroleum stock. We are the beneficial owner of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We have been a shareholder of more than $2,000 in market value of Occidental Petroleum stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. We are pleased to provide a proof of ownership letter from our custodian which is a DTC participant confirming ownership upon request.

We ask that the proxy statement indicate that Green Century Capital Management is the lead filer of this resolution.

As an investor, we hope that Occidental will join other leading companies, including as Pfizer, Aetna, American Electric Power, eBay, and Microsoft, that have agreed to require board-level oversight of political spending and to disclose their soft money contributions and trade association spending in reports for investors.

We encourage you to contact us if you would like to begin a dialogue on steps the company may take to enhance its political transparency and accountability. If you have any questions, please contact Larisa Ruoff at Green Century Capital Management. She can be reached at 617-482-0800 or at lruoff@greencentury.com.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

Resolved, that the shareholders of Occidental Petroleum ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the Board of Directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Occidental Petroleum, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it stated "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Occidental Petroleum contributed at least $11.6 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Exhibit B

THE NEEDMOR FUND

October 25, 2011

Mr. Donald P. de Brier
Corporate Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Mr. de Brier:

The Needmor Fund holds 1,000 shares of Occidental Petroleum stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we know you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of Occidental that have an impact on public policy, thus the request for this additional disclosure.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of Occidental Petroleum stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. We are pleased to include a proof of ownership letter from our custodian which is a DTC participant confirming ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan /RPly

Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108
Linda Peterson – Occidental Petroleum

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

The Wealth Management Group
50 South LaSalle Street
Chicago, Illinois 60603
(312) 444 3274

Northern Trust

October 25, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,000 shares of **Occidental Petroleum (Cusip #674599105).** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **Occidental Petroleum** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Senior Account Administrator
& Second Vice President

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of **Occidental's** policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of **Occidental** request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure;
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $XXXX million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Exhibit C

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2011

VIA FEDERAL EXPRESS

Kristina Curtis
Senior Vice President
Green Century Capital Management
114 State Street, Ste 200
Boston, MA 02109

Re: Stockholder Proposal for 2012 Annual Meeting

Dear Ms. Curtis:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal Green Century Capital Management, Inc. submitted from management's proxy materials with respect to the 2012 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S Pet

Linda S. Peterson

Enclosure

cc: Larisa Ruoff, Green Century Capital Management
Susan Vickers, RSM, Catholic Healthcare West
Beatrice A. Reyes, Convent Academy of the Incarnate Word